Flushing Financial Corporation

220 RXR Plaza

Uniondale, New York 11556

(718) 961-5400

October 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flushing Financial Corporation

Withdrawal of Registration Statement on Form S-3 Filed on March 3, 2021

SEC File No. 333-236861

Ladies and Gentlemen:

Flushing Financial Corporation (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-3 (SEC File No. 333-236861), together with all exhibits and amendments thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2020, be withdrawn effective immediately.  The Company is seeking withdrawal of the Registration Statement because it was inadvertently tagged on EDGAR as an automatic shelf registration.  The Company hereby confirms that no securities have ever been offered or sold pursuant to the Registration Statement or the prospectus forming a part thereof.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order or otherwise indicate its assent in granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy thereof to our counsel by email at gary.simon@hugheshubbard.com or by facsimile at (212) 299-6770.

Should you have any questions regarding this request for withdrawal, please contact our counsel, Gary Simon, by telephone at (212) 837-6770.

Very truly yours,

FLUSHING FINANCIAL CORPORATION

By:___/s/ Susan K. Cullen_______________

Name: Susan K. Cullen

Title: Executive Vice President and

Chief Financial Officer